May 9, 2012

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

RE:	Cincinnati Financial Corporation
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed February 29, 2012
File No. 000-04604

Dear Mr. Rosenberg:

We have received your letter dated April 26, 2012, in response to our Annual Report on Form 10-K for the fiscal year ended December 31, 2011. We appreciate that your review was intended to assist us in our compliance with applicable disclosure requirements and to enhance the overall disclosure in our filings.

The following reflects our careful review of the comments you provided (keyed to your letter dated April 26):

Management's Discussion and Analysis of Financial Condition and Results of Operations Executive Summary, page 38

QUESTION 1.

Please tell us why you refer to a mortgage and financial guaranty segment which does not appear to be reported in your financial statements.

RESPONSE TO QUESTION 1:

We referred to “mortgage and guaranty segments” numerous times in Management's Discussion and Analysis in Item 7 of our 2011 Form 10-K, each time in reference to industry data. Near the beginning of Management's Discussion and Analysis, in the second paragraph on page 38, we made the general statement below with respect to our references to industry data.

“Periodically, we refer to estimated industry data so that we can give information on our performance within the context of the overall insurance industry. Unless otherwise noted, the industry data is prepared by A.M. Best Co., a leading insurance industry statistical, analytical and financial strength rating organization.”

Our subsequent references to industry data were worded to match how A.M. Best described industry data in its February 6, 2012 special report entitled: “U.S. P/C Industry’s 2011 Results Slammed by Catastrophe Losses.” Tables in that report displaying historical and projected data for the industry prominently included the description “Excludes mortgage and financial guaranty segments” in the title section of the tables.

Below is one of the related references included in our 2011 Form 10-K.

“Our statutory combined ratio averaged 101.2 percent over the five-year period 2007 through 2011 compared with an estimated 100.8 percent for the property casualty industry, excluding the mortgage and financial guaranty segments.”

We do not write mortgage and financial guaranty business. In future disclosures, to help avoid confusion for readers in cases where we reference industry data that excludes what A.M. Best refers to as a segment, we will modify wording along the lines of the example below.

“Our statutory combined ratio averaged 101.2 percent over the five-year period 2007 through 2011 compared with an estimated 100.8 percent for the property casualty industry, with the industry’s estimated ratio excluding its mortgage and financial guaranty lines of business.”

Management's Discussion and Analysis of Financial Condition and Results of Operations 2012 Reinsurance Programs, page 98

QUESTION 2.

You disclose that, if the pool participants and reinsurers that participated in USAIG were unable to fulfill their financial obligations and all security collateral that supports the participants’ obligations became worthless, you could be liable for an additional pool liability of $220 million and your financial position and results of operations could be materially affected. Please provide us further information regarding the terms of this arrangement that could cause you to be liable for this additional pool liability, your accounting treatment and an analysis of the accounting literature supporting your treatment. In your response, also tell us the names of pool participants and reinsurers, their A.M. Best Ratings, the amounts owed by each participant and reinsurer and the amount of any disputed items.

RESPONSE TO QUESTION 2:

The $220 Million MD&A Disclosure—Terms of This Arrangement This $220 million estimated amount disclosed in our 2011 10-K represented the hypothetical worst case scenario for a liability resulting from our membership in the United States Aviation Insurance Group (USAIG) pool that terminated 10 years ago, in the remote event that all other pool participants and reinsurers were to become insolvent and default and all collateral posted as security to satisfy each pool member’s net obligation to the pool were to become worthless. All pool members are jointly and severally liable for the pool’s liabilities. Each member company of USAIG must adhere to financial rating, statutory surplus and security agreement requirements. The member companies are required to fund a trust account at a depository bank to meet 100 percent of their respective net liabilities. Currently all members of the USAIG pools for the years 1992 – 2002 are solvent, and management expects USAIG to collect 100 percent of the reinsurance recoverables associated with the USAIG pools. Management reviews monthly reports from USAIG reflecting the market value of the collateral posted as security by member companies pursuant to the USAIG Security Agreement.

Since at least 2001, each year our Annual Report on Form 10-K has included disclosure about our potential liabilities arising out of our membership in USAIG – in either Management’s Discussion and Analysis of Financial Condition and Results of Operations (MD&A) or in Risk Factors, or in both sections. We are aware that material reinsurance transactions are generally presented in the description of the business included in our Annual Report on Form 10-K, Item 1, Business. However, we had determined, based on guidance within the General Instructions of Securities Act Industry Guide 6 - Disclosures Concerning Unpaid Claims and Claim Adjustment Expenses of Property-Casualty Insurance Underwriters, that inclusion of disclosure about our USAIG pool participation and our other reinsurance transactions would be more meaningful to investors within Item 7, Management’s Discussion and Analysis of Financial Condition and Results of Operations in our Annual Report on Form 10-K.

We now understand that inclusion of our USAIG discussion and the hypothetical worst case scenario amount in this section could be confusing to investors since we do not believe it to be material. We intend to eliminate it from the MD&A in future periodic reports, and currently have no intention of adding it to a different section of those reports.

Accounting Treatment and Accounting Literature We applied accounting guidance of FASB ASC 450-20 Contingencies – Loss Contingencies. ASC 450-20 requires a liability to be recorded if the risk of loss is probable and reasonably estimable. We determined that as of December 31, 2011, the loss contingency was remote for the following reasons:

•	The ratings of pool participants met the pool’s financial ratings requirements,

•	Collateral with a market value in excess of the members’ net liabilities was in place per security agreement requirements,

•	Reinsurance was in place to protect the pool from large losses,

•	All receivables due from USAIG have been paid to us on time.

Therefore we did not record a balance sheet liability.

Amounts Owed, Disputed Amounts and Ratings of Pool Participants USAIG does not provide information about the individual liabilities attributable to each of the members for the 1992 – 2002 period. Members with collateral with market value less than net liabilities must promptly make an additional deposit of cash and/or securities having a value of no less than the amount by which the market value is less than the net liabilities. As of December 31, 2011, 135 percent of members’ net liabilities were protected by the collateral posted.

We are unaware of any disputed items, defaults or decline in the value of collateral posted as security by any pool member. All receivables due from USAIG have been paid on time. In addition, USAIG has a reinsurance program to protect pool members from extremely high levels of losses.

USAIG member companies’ participation in the pool individually ranged from 3 percent to 20 percent for policy years 1992 through 2002. The A.M. Best ratings for those companies are as follows:

Member Company	A.M. Best Rating [1]
ACE American Insurance Company	A+
Aetna Casualty & Surety	A
CGU Insurance Co. (Since 2003 known as AVIVA Insurance Company of Canada, as subsidiary of AVIVA Group)	A
The Cincinnati Insurance Company (Subsidiary of Cincinnati Financial Corporation)	A+
Continental Casualty Company (Subsidiary of CNA Financial Corporation)	A
Hartford Fire Insurance (Subsidiary of The Hartford Financial Services Group, Inc.)	A
Highlands Insurance – Tex (Now known as Highlands Insurance company U.K.)	NR
Liberty Mutual Insurance	A
Maryland Casualty Company (Subsidiary of Zurich Insurance Group)	A+
Nationwide Insurance Company	A+
Royal Indemnity Company (Acquired by Arrowood Capital in 2007)	NR
St. Paul Fire & Marine Insurance (Part of Travelers Companies, Inc.)	A+
Travelers Indemnity Company (Part of Travelers Companies, Inc.)	A+
U.S. Fidelity & Guaranty Company (Part of Travelers Companies, Inc.)	A+
United Service Auto Association	A++
Wesco Financial Services (Part of Berkshire Hathaway)	A++
Zurich Insurance Company	A+

_____________

1 Ratings as of May 3, 2012

We acknowledge that:

•	We are responsible for the adequacy and accuracy of the disclosures in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We look forward to your response.

Sincerely,

/s/ Michael J. Sewell
Michael J. Sewell